SECURITIES AND EXCHANGE COMMISSION

[Investment Company Act Release No. 36362; File No. 812-15763]

Stellus Capital Investment Corporation, et al.

October 14, 2026.

AGENCY: Securities and Exchange Commission ("Commission" or "SEC").

ACTION: Notice.

Notice of application for an order under sections 17(d) and 57(i) of the Investment Company Act of 1940 (the "Act") and rule 17d-1 under the Act to permit certain joint transactions otherwise prohibited by sections 17(d) and 57(a)(4) of the Act and rule 17d-1 under the Act.

Summary of Application: Applicants request an order to permit certain business development companies ("BDCs"), closed-end management investment companies, and open-end management investment companies to co-invest in portfolio companies with each other and with certain affiliated investment entities.

Applicants: Stellus Capital Investment Corporation, Stellus Private Credit BDC, Stellus Credit Master Fund I, LLC, Stellus Credit VCOC Fund I, LLC, Stellus Credit Master Fund II, LLC, Stellus Credit VCOC Fund II, LLC, Stellus Credit Master Fund III, LLC, Stellus Credit VCOC Fund III, LLC, Stellus Credit Master Fund IV, LLC, Stellus Credit VCOC Fund IV, LLC, Stellus Senior Secured Loan Fund, LLC, Stellus Credit Funds Investor A, LLC, Stellus Credit Funds Investor B, LP, Stellus Credit Funds Investor C, LLC, Stellus Private BDC Advisor, LLC, Stellus Capital Management, LLC, and certain of their wholly-owned subsidiaries as described in Schedule A to the application.

Filing Dates: The application was filed on April 23, 2025, and amended on May 7, 2025, August 14, 2026, and October 6, 2026.

Hearing or Notification of Hearing: An order granting the requested relief will be issued unless the Commission orders a hearing. Interested persons may request a hearing on any application by emailing the SEC's Secretary at Secretarys-Office@sec.gov and serving the Applicants with a copy of the request by email, if an email address is listed for the relevant Applicant below, or personally or by mail, if a physical address is listed for the relevant Applicant below. The email should include the file number referenced above. Hearing requests should be received by the Commission by 5:30 p.m., Eastern time, on November 9, 2026, and should be accompanied by proof of service on the Applicants, in the form of an affidavit or, for lawyers, a certificate of service. Pursuant to rule 0-5 under the Act, hearing requests should state the nature of the writer's interest, any facts bearing upon the desirability of a hearing on the matter, the reason for the request, and the issues contested. Persons who wish to be notified of a hearing may request notification by emailing the Commission's Secretary at Secretarys-Office@sec.gov.

ADDRESSES: The Commission: Secretarys-Office@sec.gov. Applicants: Robert T. Ladd, rladd@stelluscapital.com; Anne G. Oberndorf, anneoberndorf@eversheds-sutherland.com.

FOR FURTHER INFORMATION CONTACT: Adam Large, Senior Special Counsel, or Deepak T. Pai, Senior Counsel at (202) 551-6720 or IMOCC@sec.gov (Division of Investment Management, Chief Counsel's Office).

SUPPLEMENTARY INFORMATION: For Applicants' representations, legal analysis, and conditions, please refer to Applicants' third amended application, filed October 6, 2026, which may be obtained via the Commission's website by searching for the file number at the top of this

document, or for an Applicant using the Company name search field, on the SEC's EDGAR system. The SEC's EDGAR system may be searched at https://www.sec.gov/search-filings. You may also call the SEC's Office of Investor Education and Assistance at (202) 551-8090.

For the Commission, by the Division of Investment Management, under delegated authority.

Sherry R. Haywood,

Assistant Secretary.